UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3526-3526
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Ambipar Emergency Response Press Release dated May 23, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 23, 2025

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director